Results of Shareholder Meeting (Unaudited)
On April 26, 2016, Hatteras Managed Futures Strategies Fund held a Special Meeting of Shareholders to approve a number of proposals, listed below.  All of the proposals were approved.

Proposal 1:  To approve an amendment to the advisory agreement to implement an annual management fee

Shares    Shares    Shares
Voted For   Voted Against   Abstained
         126,787         0                      0

Proposal 2:  To approve a "manager of managers" arrangement

Shares    Shares    Shares
Voted For   Voted Against   Abstained
         126,787         0                      0